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                                                                  EXHIBIT 3.2(C)


                                  AMENDMENT TO
                                    BY-LAWS
                                       OF
                           JOHNSTON INDUSTRIES, INC.

     BE IT RESOLVED that the Bylaws of the Corporation be, and they hereby are, amended to change the provisions relating to the positions of Chairman and President, by deleting Sections 4.8 and 4.10 of the Bylaws and inserting the following in lieu thereof:

     Section 4.8. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board (except the audit committee and committees responsible for executive compensation and benefits) and shall be Chairman of the Executive Committee. He shall be an executive officer but shall not have specific line responsibility or authority but be concerned with policy matters. He shall, to the extent he requests (either specifically or generally) be kept fully advised of all corporate activities and issues and his advice and counsel shall be sought by the President and Chief Executive Officer prior to any major or non-ordinary course decision but the authority of the President and Chief Executive Officer thereafter to make such decisions as he alone determines appropriate shall not be impaired.

     Section 4.10. President. The president shall also have the title Chief Executive Officer and shall have all such powers and duties as chief executive officers of corporations customarily have. He shall, to the extent the Chairman of the Board shall request (either specifically or generally), cause the Chairman to be kept fully advised of all corporate activities and issues and shall seek his advice and counsel prior to any major or non-ordinary course decision, but notwithstanding such advice and counsel, the sole decision-making authority shall remain with the President and Chief Executive Officer.